SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period June 28, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: /s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: June 28, 2005

SANPAOLO IMI    ENTE CASSA DI RISPARMIO DI FIRENZE

JOINT PRESS RELEASE

Turin/Florence, 28 June 2005 –  Following the expiry on 1 May 2005 of the Shareholders’ Agreement signed on 15 November 1999 between Ente Cassa di Risparmio di Firenze, BNP Paribas and SANPAOLO IMI, concerning the shareholdings in Cassa di Risparmio di Firenze, the talks between Ente Cassa di Risparmio di Firenze and SANPAOLO IMI followed in a positive manner. The parties have today agreed to postpone at 30 September 2005 the expiry date – originally set for 29 June 2005 - of the purchase option of SANPAOLO IMI of ordinary shares of Cassa di Risparmio di Firenze owned by the Ente (equal to 10.78% of the capital), in order to verify the possibility of reaching a new agreement, which could also hopefully be shared by BNP Paribas. The respective positions regarding the existence and validity of the purchase option, which SANPAOLO IMI sustains and Ente Cassa di Risparmio di Firenze contests, remain unchanged.

Contact:

Dean Quinn, tel +39 011 555 2593, fax +39 011 555 2989, e investor.relations@sanpaoloimi.com